May 7, 2021

Via Email

Pamela M. Krill
Godfrey & Kahn, S.C.
833 East Michigan Street, Ste. 1800
Milwaukee, WI 53202
pkrill@gklaw.com

       Re:     Dynamic Alternatives Fund
               Registration Statement on Form N-2
               File Nos. 333-255144, 811-23652

Dear Ms. Krill:

       On April 9, 2021, Dynamic Alternatives Fund (the    Fund   ) filed a
registration statement on
Form N-2 under the Securities Act of 1933 (   Securities Act   ) and the
Investment Company Act of
1940 (   1940 Act   ). We have reviewed the registration statement and have
provided our comments
below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                               General

1. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

                                             Prospectus

Outside Front Cover (Page i)

2.      In the fourth line of the second paragraph, disclosure states,    In
addition, the Fund may
invest in other alternative assets through investments in exchange-traded funds and other exchange-
traded products.    Please specify what the    other alternative assets    are.

3.      In the fifth line of the second paragraph, disclosure states,    On a
limited basis, the Fund may
also directly invest in stabilized, yield-focused and total return-focused real estate ventures as well
as real estate development and repositioning ventures.    Please define these
investments using plain
English.




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 Outside Front Cover (Page ii)

4.      Please add the following disclosure to the end of the second bullet
point,    Thus, an
investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

5.        Please add the following two bullet points:

     x    The amount of distributions that the Fund may pay, if any, is uncertain.
     x    The Fund may pay distributions in significant part from sources that may not be available in
          the future and that are unrelated to the Fund   s performance, such
as from offering proceeds,
          borrowings, and amounts from the Fund   s affiliates that are subject
to repayment by
          investors.

Page 2     Investment Strategies

6.      The second full paragraph states,    The Adviser seeks to generate
forward-looking return
projections for each asset class, subclass, and covered investable opportunity by utilizing a combination of causal factors, leading indicators, and current indicators. Projections are based upon
the Adviser   s proprietary forecasts as well as key valuation measures on both an absolute and
relative spread basis. The Adviser   s forecasts are based upon economic,
fundamental, technical, and
sentiment factors selected and    transformed    independently by the Adviser
for the most robust
results for each asset class. For this purpose,    transformed    means using a
factor   s yearly
percentage change, or 3-month-moving average, z-score, or similar mathematical calculation, rather
than simply the factor   s value itself.    Please define the following using
plain English:

     a)      forward-looking return projections,
     b)      covered investable opportunity,
     c)      causal factors, leading indicators, and current indicators,
     d)      absolute and relative spread basis,    and
     e)      z-score.

Page 5     Portfolio Fund Strategies     Private Equity Funds

7.       Disclosure regarding the Fund   s concentration policy in an industry
or group of industries
appears to reserve discretion as to when or whether the Fund would concentrate. It has been the
staff   s longstanding position that a fund may not change its policies with respect to concentration
without a shareholder vote, whether or not the fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. Therefore, please
revise the Fund   s
policy throughout the registration statement to remove this discretion or to clearly indicate when and under what conditions those changes would be made. See Statements of Investment Policies of
Money Market Funds Relating to Industry Concentration, Investment Company Act Release No.
9011 (Oct. 30, 1975).




                                                     2

 Page 6     Portfolio Fund Strategies     Private Equity Funds

8. Please align the subcategories and accompanying disclosure in this section with the subcategories disclosed on page 2 (e.g., (i) venture capital; (ii) growth capital; (iii) leveraged buyouts; (iv) secondaries; (v) credit; (vi) co-investments; (vii) special situations; and (viii) fund of funds).

9.     In the third line of the paragraph titled,    Special Situations,
disclosure states,    Portfolio
Funds    special situations investments may be in real estate assets, equity securities or senior and
subordinated direct debt investments, such as mezzanine direct investments, which are typically comprised of subordinated debt or preferred stock, possibly in combination with warrants on the
company   s common stock.    It appears that the Portfolio Funds may hold a
significant amount of
covenant-lite loans. If so, please revise the principal risks paragraph titled,
   Special Situations
Risk    on page 50 to include the heightened risks associated with covenant-lite loans.

Page 9     Risk Factors

10.    This section cross-references to the statutory prospectus for a
discussion of the Fund   s
principal risk factors, but it does not include a summary discussion of such risks. Please revise.

Page 11     Shareholder Eligibility

11. Please tell us how much the Fund will invest in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it would be appropriate for the Fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

Page 13     Taxes

12.     In the first sentence, disclosure states,    The Fund intends to elect
to be treated as a RIC for
U.S. federal income tax purposes, and it further intends to elect to be treated, and expects each year
to qualify as a RIC for U.S. federal income tax purposes.    Please revise to
be less redundant.

Page 14     End of synopsis

13. The synopsis should also include a brief description of a summary of the plan of distribution
for the Fund   s securities, including a concise description of any
subscription agreement or escrow
arrangements. Please revise.

Pages 15 and 16     Summary of Fund Fees and Expenses

14. Please confirm that the fee table is accurate with respect to interest expenses associated with engaging in short sales, interest on borrowed fund, and costs associated with investments in private funds, registered investment companies, and funds that rely on section 3(c)(1) and 3(c)(7).
                                                    3

 15.    Under the Example table in the third sentence, disclosure states    For
purposes of the
example, AFFE as set out in the table above are deducted from the 5% gross return in order to
determine expense.    Please delete this sentence and calculate the example
based on total annual
expenses. See Instruction 4(d) to Item 3 of Form N-1A.

Page 25     Portfolio Fund Manager Selection and Review

16.    In the second bullet point, disclosure refers to    Information Ratio,
Sharpe Ratio and Sortino
Ratio.    Please define these terms using plain English.

17.    In the eighteenth bullet point, disclosure refers to    [t]ail risks.
Please define this term using
plain English.

Page 27     Portfolio and Liquidity Management

18.     In the first line, disclosure states,    The Adviser intends to hold an
amount of liquid assets in
the Fund   s portfolio consistent with prudent liquidity management and compliance with applicable
law. Accordingly, the Adviser may make investments and commitments based, in part, on
anticipated future distributions from investments.    Please explain to us
whether the Fund will make
capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Fund will treat its unfunded commitments as senior securities under section 18(g) of the
1940 Act. If the Fund will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Fund believes it will be able to cover its future unfunded investment commitments.

Page 28     Borrowing by the Fund

19. Please advise whether the Fund intends to offer preferred shares within 12 months of effectiveness of the registration statement. If yes, please include disclosure about the consequences to common shareholders of the issuance of preferred, e.g., subordination, diminished voting power, increased expense ratio; and provide appropriate fee table disclosure.

Page 30     Concentration of Investments

20. Disclosure in this section states that there are no limitations as to the amount of Fund assets that may be invested in any single industry. In the section titled, Fundamental Policies, on page 1 of the Statement of Additional Information, the seventh policy states that the
Fund    may not
concentrate its assets in any single industry, as concentration is defined or interpreted under the
1940 Act and the rules thereunder, including any regulatory guidance or interpretations of, or any exemptive order or other relief issues by, the SEC; provided that securities issued or guaranteed by the U.S. government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry; and provided further
that the Fund   s investments in Portfolio Funds will not be deemed to be an investment in an
industry, regardless of the Portfolio Fund   s strategy, except for Portfolio
Funds that have a policy to
concentrate investments in a particular industry.

                                                   4

          Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether a fund is in compliance with its concentration policies. Please revise disclosure throughout the registration statement to clarify that the Fund will consider the investments of its underlying investment companies when
determining the Fund   s compliance with its concentration policies.

Page 36     Regulatory Risks of Private Investment Companies.

21. Please explain that to the extent any mandatory, involuntary redemption were effected it will be conducted consistent with rule 23c-2. Depending on responses to other comments provided herein, staff may have additional comments to this disclosure.

Page 38     Repurchase Offers Risk

22.    Please disclose that a repurchase offer could be dilutive with respect
to a shareholder   s
voting percentage because a shareholder electing not to participate in the tender offer will own a smaller percentage of the total number of shares outstanding after the completion of the tender offer.

Page 69     Plan of Distribution

23. Please disclose whether any of the underwriters will serve as a market maker. See Item 5.9 of Form N-2.

Page 74     Dividend Reinvestment Plan

24.    In the last line of the first paragraph, disclosure states,
Participants in the DRIP will receive
an amount of Shares equal to the amount of the distribution on that participant
  s Shares divided by
the immediate post-distribution NAV per Share.    Please add disclosure that
explains how the Fund
addresses partial shares.

                                Statement of Additional Information

Page 21     Financial Statements

25.     Is a party other than the Fund   s sponsor or one of its affiliates
providing the Fund   s initial
(seed) capital? If yes, please supplementally identify the party providing the seed capital and describe their relationship with the Fund.

                                                Part C

Exhibit Index     Agreement and Declaration of Trust

26.     Article V, Section 6 states,    Derivative Actions. In addition to the
requirements set forth in
Section 3816 of the DSTA, a Shareholder may bring derivative action on behalf of the Fund only if the Shareholder or Shareholders first make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such action is excused. A demand on the
Trustees shall only be excused if a majority of the Board of Trustees, or a majority of any
                                                    5

 committee established to consider the merits of such action, has a personal financial interest in the action at issue. A Trustee shall not be deemed to have a personal financial interest in an action or otherwise be disqualified from ruling on a Shareholder demand by virtue of the fact that such
Trustee receives remuneration from his or her service on the Board of Trustees of the Fund or on the boards of one or more investment companies with the same Investment Adviser or Principal
Underwriter as the Trust, or an Affiliate thereof.

        In Section 6, please include a carve-out provision stating that this section does not apply for claims arising under the federal securities laws. Additionally, clarify briefly what section 3816 of the DSTA requires and how much time the board has to consider a pre-suit demand. Also, please disclose the provision in an appropriate location in the prospectus or Statement of Additional
Information.

27.      Article IX, Section 12 states,    Jurisdiction and Waiver of Jury
Trial. In accordance with
  3804(e) of the DSTA, any suit, action or proceeding brought by or in the right of any Shareholder or any person claiming any interest in any Shares seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Declaration of Trust or the Fund, any Series or class, including any claim of any nature against the Fund, any Series or class, the Trustees or officers of the Fund, shall be brought exclusively in the Court of Chancery of the State of Delaware
to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware, and all Shareholders and other such Persons hereby irrevocably consent to the jurisdiction of such courts (and the appropriate appellate courts, therefrom) in any such suit, action or proceeding and irrevocably waive, to the fullest extent permitted by law, any objection they may make now or hereafter have to the laying of the venue of any such suit, action or proceeding in such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum and further, IN CONNECTION WITH
ANY SUCH SUIT, ACTION, OR PROCEEDING BROUGHT IN THE SUPERIOR COURT IN
THE STATE OF DELAWARE, ALL SHAREHOLDERS AND ALL OTHER SUCH PERSONS
HEREBY IRREVOCABLY WAIVE THE RIGHT TO A TRIAL BY JURY TO THE FULLEST
EXTENT PERMITTED BY LAW. All Shareholders and other such Persons agree that service of summons, complaint or other process in connection with any proceedings may be made by registered or certified mail or by overnight courier addressed to such Person at the address shown on the books and records of the Fund for such Person or at the address of the Person shown on the books and records of the Fund with respect to the Shares that such Person claims an interest in.
Service of process in any such suit, action or proceeding against the Fund or any Trustee or officer
of the Fund may be made at the address of the Fund   s registered agent in the
State of Delaware.
Any service so made shall be effective as if personally made in the State of Delaware.

    a) Please disclose in an appropriate location in the prospectus or Statement of Additional
       Information that shareholders waive the right to a jury trial.

    b) Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

                                                   6

                                        *    *   *        *   *   *

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to
Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-5166.


                                                         Sincerely,
                                                         /s/ Lisa N. Larkin
                                                         Senior Counsel


cc:    John Lee, Branch Chief
       Christian Sandoe, Assistant Director




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